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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Calais Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127907-10-3

(Cusip Number)

Thomas S. Hendricks, President
P.O. Box 653-Caribou, 333 Caribou Road, Nederland, CO 80466
Telephone: 303-258-3806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 17, 1998

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person&#amp;146;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127907-10-3			Page 2 of 5

1.	Name of Reporting Person: Thomas S. Hendricks		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 893,864 shares

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 2,199,900 shares

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,199,900 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.9%

14.	Type of Reporting Person (See Instructions): IN

2

SCHEDULE 13D CUSIP No. 127907-10-3	Page 3 of 5

Item 1. Security And Issuer

     This Statement relates to the Common Stock (the “Shares”) of Calais Resources, Inc., a company organized under the laws of British Columbia, Canada (the “Company”). The principal executive offices of the Company are located at P.O. Box 427, Chilliwack, British Columbia V2P 6J7.

Item 2. Identity and Background

     The identity and business address of the reporting person is Thomas S. Hendricks, P.O. Box 653 — Caribou, 333 Caribou Road, Nederland, CO 80466.

     The reporting person is the President, Chief Executive Officer and a Director of the Company.

     The reporting person has not been convicted in a criminal proceeding of the nature described in Item 2(d) of Schedule 13D in the last five years. The reporting person has not been a party to a civil proceeding of the nature described in Item 2(e) of Schedule 13D in the last five years.

     The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     This Schedule 13D reports the following transactions: (All dollar amounts are in US dollars unless otherwise indicated as Canadian dollars by the symbol Cnd.)

Securities	Amount/Source of Funds

619,000 shares of common stock	On April 17, 1998, the reporting person received 619,000 shares in exchange for the assignment of rights to mineral properties and related assets to the Company.

100,000 shares of common stock underlying options	On October 26, 1998, the Company’s Board of Directors granted the reporting person options to purchase 100,000 shares of common stock at $1.32 per share exercisable through October 26, 2003 in consideration for services he provided to the Company and to encourage the reporting person to put forth his best efforts on behalf of the Company. On August 15, 2000 the exercise price of the options was amended to $0.45 per share (Cnd.)

SCHEDULE 13D CUSIP No. 127907-10-3	Page 4 of 5

80,364 shares of common stock	On December 2, 1998, the reporting person received 80,364 shares in exchange for the assignment of rights to mineral properties and related assets to the Company.

5,000 shares of common stock	On January 27, 1999, the reporting person transferred 5,000 shares (that he had received in exchange for the assignment of rights to mineral properties and related assets to the Company) to an employee of the Company as a bonus. The reporting person has no beneficial interest in these shares.

10,000 shares of common stock	On September 13, 1999, the reporting person purchased 10,000 shares of common stock at $0.39 per share with personal funds through his SEP retirement plan as to which he is the only beneficiary.

1,306,036 shares of common stock underlying convertible debentures	In settlement of litigation, on July 10, 2000, the reporting person received a convertible debenture in the amount of $984,000 Cnd. (approximately $718,320 USD) from Judy Harvey (the wife of the Chairman of the Company) convertible at $0.55 per share for approximately 1,306,036 shares of common stock through July 10, 2010.

1,000 shares of common stock	On December 28, 2001, the reporting person purchased 1,000 shares of common stock at $0.13 per share with personal funds.

8,500 shares of common stock	On December 28, 2001, the reporting person purchased 8,500 shares of common stock at $0.13 per share with personal funds.

100,000 shares of common stock	On January 22, 2002, the Company’s Board of Directors granted the reporting person a bonus for services performed in 2001.

20,000 shares of common stock	On June 10, 11, 12 and 13, 2003, the reporting person made sales in amounts of 5,000 shares per sale at $0.35 per share to obtain funds for personal use.

100,000 shares of common stock	On August 29, 2003, the reporting person exercised options to purchase 100,000 shares of common stock at $0.32 per share. The reporting person exercised such options using personal funds.

Item 4. Purpose of Transaction

     See Item 3, above.

SCHEDULE 13D CUSIP No. 127907-10-3	Page 5 of 5

Item 5. Interest in the Securities of the Issuer

     (a) The reporting person’s aggregate interest and percentage of common stock of Calais Resources, Inc. equals 2,199,900 shares and 8.9% respectively of which 1,306,036 shares may be acquired pursuant to a convertible debenture as described above in Item 3. The shares of common stock and the convertible debenture described above are the only interest the reporting person has in Calais Resources, Inc. common stock.

     (b) The reporting person has sole voting power with respect to 893,864 shares of common stock and sole dispositive power with respect to 2,199,900 shares of common stock. The reporting person has no shared voting or dispositive power over any other securities of Calais Resources, Inc.

(c) N/A

(d) N/A

(e) N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2003	By:	/s/ Thomas S. Hendricks

Thomas S. Hendricks

ATTENTION:	Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18USC1001)